                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549



                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1998

                          Commission File Number 1-1969


                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                            (Full title of the Plan)



                              CERIDIAN CORPORATION
                            (A Delaware Corporation)
                             8100 34th Avenue South
                              Minneapolis, MN 55425

                    (Name and address of principal executive
                   office of the issuer of the securities held
                              pursuant to the Plan)


                  IRS Employer Identification Number 52-0278528

                              CERIDIAN CORPORATION
                            PERSONAL INVESTMENT PLAN


INDEX TO FINANCIAL STATEMENTS, SCHEDULES, AND EXHIBITS


FINANCIAL STATEMENTS                                            PAGE NUMBER
--------------------                                            -----------
Independent Auditors' Report                                          2

Statement of Net Assets Available for Benefits
  with Fund Information as of December 31, 1998                       3

Statement of Net Assets Available for Benefits
  with Fund Information as of December 31, 1997                       4

Statement of Changes in Net Assets Available for
  Benefits with Fund Information for the Year Ended
  December 31, 1998                                                   5

Notes to Financial Statements -
  December 31, 1998 and 1997                                          6


SUPPLEMENTAL SCHEDULES

Schedule 1 - Item 27a - Schedule of Assets Held
               for Investment Purposes                               12

Schedule 2 - Item 27d - Reportable Transactions                      13


SIGNATURE                                                            14


EXHIBITS

Exhibit Index                                                        15

Exhibit 23 - Consent of Independent Auditors                         16

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Ceridian Corporation Personal Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the total number of purchases and the total number of sales. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 14, 1999

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
     Statement of Net Assets Available for Benefits with Fund Information
                             December 31, 1998
                           (Dollars in thousands)

                                                                           Equity
                             Ceridian       New        Int'l    Capital    Index       New
                              Stock      Horizons      Stock    Apprec.     500      Income
                             --------    --------     ------    -------    ------    -------
Investments:
  Ceridian
    Corporation
    Common Stock             $12,165     $    --      $   --    $   --     $   --    $    --

  T. Rowe
    Price Funds                   --      30,708       8,635     4,617      5,871     10,309

  Loans Receivable
    from
    Participants                  --          --          --        --         --         --
                             -------     -------      ------    ------     ------    -------
    Total                     12,165      30,708       8,635     4,617      5,871     10,309


Receivable from
  Employer                        76         141          71        43         70         40
                             -------     -------      ------    ------     ------    -------
Net Assets
  Available for
    Benefits                 $12,241     $30,849      $8,706    $4,660     $5,941    $10,349
                             -------     -------      ------    ------     ------    -------
                             -------     -------      ------    ------     ------    -------


                                                                 Summit
                                         Equity    Small-Cap      Cash
                             Balanced    Income      Value      Reserves     Loan       Total
                             --------    -------   ---------    --------    ------     -------
Investments:
  Ceridian
    Corporation
    Common Stock              $   --     $    --    $   --       $    --     $   --    $ 12,165

  T. Rowe
    Price Funds                5,419      57,156     5,230        19,579         --     147,524

  Loans Receivable
    from
    Participants                  --          --        --            --      1,698       1,698
                              ------     -------    ------       -------     ------    --------
    Total                      5,419      57,156     5,230        19,579      1,698     161,387


Receivable from
  Employer                        48         189        57           123         --         858
                              ------     -------    ------       -------     ------    --------
Net Assets
  Available for
    Benefits                  $5,467     $57,345    $5,287       $19,702     $1,698    $162,245
                              ------     -------    ------       -------     ------    --------
                              ------     -------    ------       -------     ------    --------


See accompanying notes to financial statements.

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
      Statement of Net Assets Available for Benefits with Fund Information
                              December 31, 1997
                            (Dollars in thousands)

                                                                           Equity
                             Ceridian       New        Int'l    Capital    Index       New
                              Stock      Horizons      Stock    Apprec.     500      Income
                             --------    --------     ------    -------    ------    -------
Investments:
  Ceridian
    Corporation
    Common Stock             $10,861     $    --      $   --    $   --     $   --    $    --
                             -------     -------      ------    ------     ------    -------

  T. Rowe
    Price Funds                   --      36,167       9,396     5,816      2,640     11,728

  Loans Receivable
    from
    Participants                  --          --          --        --         --         --
                             -------     -------      ------    ------     ------    -------
    Total                     10,861      36,167       9,396     5,816      2,640     11,728


Cash                              16          --          --        --         --         --

Receivable from
  Employer                        73         250         111        70         50         78
                             -------     -------      ------    ------     ------    -------
Net Assets
  Available for
    Benefits                 $10,950     $36,417      $9,507    $5,886     $2,690    $11,806
                             -------     -------      ------    ------     ------    -------
                             -------     -------      ------    ------     ------    -------


                                                                 Summit
                                         Equity    Small-Cap      Cash
                             Balanced    Income      Value      Reserves     Loan       Total
                             --------    -------   ---------    --------    ------     -------
Investments:
  Ceridian
    Corporation
    Common Stock              $   --     $    --    $   --       $    --     $   --    $ 10,861

  T. Rowe
    Price Funds                5,970      64,825     6,988        20,034         --     163,564

  Loans Receivable
    from
    Participants                  --          --        --            --      2,334       2,334
                              ------     -------    ------       -------     ------    --------
    Total                      5,970      64,825     6,988        20,034      2,334     176,759


Cash                              --          --        --            --         --          16

Receivable from
  Employer                        64         361        88           200         --       1,345
                              ------     -------    ------       -------     ------    --------
Net Assets
  Available for
    Benefits                  $6,034     $65,186    $7,076       $20,234     $2,334    $178,120
                              ------     -------    ------       -------     ------    --------
                              ------     -------    ------       -------     ------    --------


See accompanying notes to financial statements.

               CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
             Statement of Changes in Net Assets Available for
                     Benefits with Fund Information
                  For the Year Ended December 31, 1998
                        (Dollars in thousands)

                                                                      Capital    Equity
                                   Ceridian       New        Int'l    Appre-     Index       New
                                    Stock      Horizons      Stock    ciation      500      Income
                                   --------    --------     ------    -------    ------    -------
Participant Contributions          $   345     $ 1,013      $  464    $  284     $  288    $   233
Employer Contributions                 109         234         113        68         94         62
Net Change in Fair Value
  Including Realized
  Gain (Loss)                        4,848         418       1,031      (382)     1,080       (304)

Investment Income
  Dividends                             --       1,586         316       701         62        835
  Interest                              --          --          --        --         --         --
                                   -------     -------      ------    ------     ------    -------
    Total Additions                  5,302       3,251       1,924       671      1,524        826

Withdrawals by
  Participants                       1,455       7,026       2,243     1,620      1,429      2,416
                                   -------     -------      ------    ------     ------    -------
Net Increase (Decrease)
  prior to Transfers                 3,847      (3,775)       (319)     (949)        95     (1,590)

Net Transfers (to) from
  Other Plans                            4          (6)         (4)      (10)         2         (8)

Interfund Transfers                 (2,560)     (1,787)       (478)     (267)     3,154        141
                                   -------     -------      ------    ------     ------    -------
Increase (Decrease) in
  Net Assets Available
  for Benefits                       1,291      (5,568)       (801)   (1,226)     3,251     (1,457)

Net Assets Available
  for Benefits:
Beginning of Year                   10,950      36,417       9,507     5,886      2,690     11,806
                                   -------     -------      ------    ------     ------    -------
End of Year                        $12,241     $30,849      $8,706    $4,660     $5,941    $10,349
                                   -------     -------      ------    ------     ------    -------
                                   -------     -------      ------    ------     ------    -------


                                                                       Summit
                                               Equity    Small-Cap      Cash
                                   Balanced    Income      Value      Reserves     Loan       Total
                                   --------    -------   ---------    --------    ------     --------
Participant Contributions           $  270     $ 1,281    $   383      $   858    $   --     $  5,419
Employer Contributions                  72         307         93          201        --        1,353
Net Change in Fair Value
  Including Realized
  Gain (Loss)                          653       1,050     (1,134)          --        --        7,260

Investment Income
  Dividends                            169       4,455        372          999        --        9,495
  Interest                              --          --         --           --       146          146
                                    ------     -------    -------      -------    ------     --------
    Total Additions                  1,164       7,093       (286)       2,058       146       23,673

Withdrawals by
  Participants                       2,005      13,114      1,500        6,447       276       39,531
                                    ------     -------    -------      -------    ------     --------
Net Increase (Decrease)
  prior to Transfers                  (841)     (6,021)    (1,786)      (4,389)     (130)     (15,858)

Net Transfers (to) from
  Other Plans                            3          (4)         2            2         2          (17)

Interfund Transfers                    271      (1,816)        (5)       3,855      (508)          --
                                    ------     -------    -------      -------    ------     --------
Increase (Decrease) in
  Net Assets Available
  for Benefits                        (567)     (7,841)    (1,789)        (532)     (636)     (15,875)

Net Assets Available
  for Benefits:
Beginning of Year                    6,034      65,186      7,076       20,234     2,334      178,120
                                    ------     -------    -------      -------    ------     --------
End of Year                         $5,467     $57,345    $ 5,287      $19,702    $1,698     $162,245
                                    ------     -------    -------      -------    ------     --------
                                    ------     -------    -------      -------    ------     --------


See accompanying notes to financial statements.

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION AND USE OF ESTIMATES

                  The accompanying financial statements of the Ceridian Corporation Personal Investment Plan (the "Plan") have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         (b)      CUSTODIAN OF INVESTMENTS

                  Under the terms of a trust agreement between T. Rowe Price Trust Company (the "Trustee") and Ceridian Corporation (the "Company"), the Trustee holds, manages, and invests contributions to the Plan and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

         (c)      INVESTMENTS

                  Investments are stated at their approximate fair value. Investments in the Company's common stock are valued at closing prices published in the New York Stock Exchange Composite Transaction listing. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

         (d)      COSTS AND EXPENSES

                  All costs and expenses of administering the Plan are paid by the Company and affiliated companies which have adopted the Plan ("Adopting Affiliates").

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(2)      DESCRIPTION OF THE PLAN

         The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. Since January 1, 1995, only those employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system and participate in the Company's qualified defined benefit pension plan are eligible to participate in the Plan. The Plan is administered by the Company through its Director of Employee Benefits and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(3)      PARTICIPANT ACCOUNTS AND VESTING

         The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their contributions and employer contributions, plus actual earnings thereon; therefore, there are no forfeitures.

(4)      CONTRIBUTIONS

         Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. The Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation during 1998. The Internal Revenue Code limited the total salary deferral contributions of any participant during the 1998 Plan year to $10,000, and provided that no participant may make salary deferral contributions to the Plan from pay in excess of $160,000. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. In addition, for 1998, the Company and Adopting Affiliates made basic monthly matching contributions totaling $495,000 and declared a year-end performance matching contribution of $858,000.

                 CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                         Notes to Financial Statements
                           December 31, 1998 and 1997


         The basic monthly matching contributions in 1998 were determined on the basis of 25% of a participant's salary deferral contributions, up to a maximum of 3% of compensation, and required the satisfaction of no performance criteria. The year-end performance matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 50% of a participant's salary deferral contributions during 1998 up to a maximum of 3% of compensation, for participants who were employees on December 31, 1998.

(5)      WITHDRAWALS

         Participants who are still employed by the Company or one of its Adopting Affiliates may only withdraw from their Plan account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)      LOANS

         Participants may borrow up to 50 percent of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(7)      DESCRIPTION OF INVESTMENT PROGRAMS

         The participant may direct contributions, in multiples of one percent, to any or all of the funds:

         (a) Ceridian Stock Fund - Funds are invested in common stock of Ceridian Corporation. Funds representing fractional shares remain in cash or short-term accounts.

         (b) New Horizons Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks of small, rapidly growing companies to seek long-term growth of capital.

         (c) International Stock Fund - This is a T. Rowe Price mutual fund which invests primarily in equity and equity-related securities of established non-U.S. companies for long-term growth of capital and income.

         (d) Capital Appreciation Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks and related securities of established companies that are considered undervalued to maximize long-term capital appreciation.

         (e) Equity Index 500 Fund - This is a T. Rowe Price mutual fund which passively invests in common stocks of companies included in the Standard & Poor's 500 Stock Index in order to match, as closely as possible, the investment performance of that Index.

         (f) New Income Fund - This is a T. Rowe Price mutual fund which invests primarily in income-producing, investment-grade corporate and government debt securities to provide a high level of income over time, consistent with preservation of capital.

         (g) Balanced Fund - This is a T. Rowe Price mutual fund which invests primarily in a diversified portfolio of common stocks and bonds to provide long-term capital appreciation combined with income.

         (h) Equity Income Fund - This is a T. Rowe Price mutual fund which invests primarily in dividend paying common stocks, particularly of established companies, to provide high dividend income and long-term capital appreciation.

         (i) Small-Cap Value Fund - This is a T. Rowe Price mutual fund which invests primarily in small capitalization stocks that appear undervalued by various measures to provide long-term capital appreciation.

         (j) Summit Cash Reserves Fund - This is a T. Rowe Price money market fund which replaced the Prime Reserve Fund and invests primarily in high quality, money market securities to provide preservation of capital, liquidity and high current income.

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(8)      NUMBER OF PARTICIPANTS

         The number of participants in each investment program as of December 31, 1998 and 1997 is as follows:

                                                          1998        1997
                                                          -----       -----
                Ceridian Stock Fund                       1,178       1,471
                New Horizons Fund                         1,424       1,786
                International Stock Fund                    786       1,025
                Capital Appreciation Fund                   486         633
                Equity Index 500 Fund                       363         262
                New Income Fund                             777         953
                Balanced Fund                               499         604
                Equity Income Fund                        1,777       2,186
                Small-Cap Value Fund                        557         658
                Summit Cash Reserves Fund                 1,265       1,529

         The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

(9)      INCOME TAX STATUS

         The Plan received a favorable determination letter regarding the Plan's tax qualification dated September 7, 1995 from the Internal Revenue Service stating that the Plan continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Internal Revenue Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan generally are not taxable until distributed or withdrawn.

(10)     PARTY-IN-INTEREST

         T. Rowe Price Trust Company, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

(11)     SALE OF COMPUTING DEVICES INTERNATIONAL DIVISION

         In connection with the sale by the Company of its Computing Devices International division ("CDI") to General Dynamics Corporation on December 31, 1997, the Plan was amended to provide that participants who were employees of CDI immediately before the date of sale would, despite the sale, (i) be entitled to receive any 1997 performance-based matching contribution paid under the Plan and (ii) be permitted to continue their participant loans under the Plan if they continued to be employed by General Dynamics.

                 CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                         Notes to Financial Statements
                           December 31, 1998 and 1997


(12) INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1998 and 1997 (dollars in thousands):

                                       1998             1997
                                       ----             ----
     Ceridian Stock                   $12,241         $10,950
     New Horizons Fund                 30,849          36,417
     International Stock Fund           8,706           9,507
     New Income Fund                   10,349          11,806
     Equity Income Fund                57,345          65,186
     Summit Cash Reserve Fund          19,702          20,234

                                                                      Schedule 1

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                       Item 27a - Schedule of Assets Held
                             for Investment Purposes
                                December 31, 1998
                             (Dollars in thousands)

                                            Shares or                Fair Market
              Description                  Face Value      Cost         Value
              -----------                  ----------    --------    -----------
CERIDIAN STOCK FUND
Ceridian Corporation* Common Stock            174,131    $  4,953     $ 12,165


T. ROWE PRICE MUTUAL FUNDS**

New Horizons Fund                           1,315,704      23,821       30,708

International Stock Fund                      576,064       7,418        8,635

Capital Appreciation Fund                     349,257       4,862        4,617

Equity Index 500 Fund                         175,890       4,986        5,871

New Income Fund                             1,170,096      10,359       10,309

Balanced Fund                                 291,488       4,135        5,419

Equity Income Fund                          2,171,569      41,827       57,156

Small-Cap Value Fund                          275,691       5,544        5,230

Summit Cash Reserve Fund                   19,579,156      19,579       19,579

LOAN FUND
Loans Receivable from Participants                 --       1,698        1,698
(Range of interest rates 6.0%
     to 9.0%)
                                                         --------     --------

                                                         $129,182     $161,387
                                                         --------     --------
                                                         --------     --------

 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price Trust
  Company, which is a party-in-interest.

See Independent Auditors' Report

                                                                      Schedule 2


                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                       Item 27d - Reportable Transactions

    Series of Transactions in the Same Security Exceeding 5% of Plan Assets
                        at the Beginning of the Plan Year

                          Year Ended December 31, 1998

           Identity of Party          *Total            *Total
              Involved/            Dollar Value      Dollar Value      Net Gain
         Description of Asset      of Purchases        of Sales        or (Loss)
         --------------------      ------------      ------------      ----------
**T. Rowe Price
  New Horizons Fund                 $3,397,128       $ 9,276,833       $1,968,609

**T. Rowe Price
  Equity Income Fund                 6,978,428        15,700,982        4,368,544

**T. Rowe Price
  Summit Cash Reserves
    Fund                             8,129,074         8,584,140               --

 *Information on total number of purchases and total number of sales is not readily available from the Plan's Trustee.

**Since these transactions are with T. Rowe Price Trust Company, the Plan's trustee, they are with a party-in-interest.


See Independent Auditors' Report

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              CERIDIAN CORPORATION
                                              PERSONAL INVESTMENT PLAN


Date: June 28, 1999
                                         By:  Ceridian Corporation
                                              its Named Fiduciary

                                         By:  /s/ J. H. Grierson
                                              ----------------------------
                                              John H. Grierson
                                              Vice President and Treasurer

                               EXHIBIT INDEX

Exhibit           Description                               Code
-------           -----------                               ----
23                Consent of Independent Auditors            E

Legend: (E) Electronic Filing